SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                SCHEDULE 13E-3/A

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                               PIERRE FOODS, INC.

                               ------------------
                              (Name of the Issuer)

                               Pierre Foods, Inc.
                            James C. Richardson, Jr.
                                 David R. Clark
                               James M. Templeton
                               PF Management, Inc.
                               -------------------
                       (Names of Persons Filing Statement)

                      Common Stock, No Par Value Per Share,
                                     and the
  Associated Rights to Purchase Junior Participating Preferred Stock, Series A
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                         (Title of Class of Securities)

                                  720 830 10 8
                                   -----------
                      (CUSIP Number of Class of Securities)

         Ms. Pamela M. Witters                      Mr. David R. Clark
         Chief Financial Officer                    President
         Pierre Foods, Inc.                         PF Management, Inc.
         9990 Princeton Road                        361 Second Street, NW
         Cincinnati, OH 45246                       Hickory, NC 28601
         (513) 874-8741                             (828) 304-2307
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    (Names, Addresses and Telephone Numbers of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:
         Patrick Daugherty, Esq.                    Garza Baldwin, III, Esq.
         Foley & Lardner                            Womble Carlyle Sandridge
         150 West Jefferson Avenue                    & Rice, PLLC
         Suite 1000                                 3300 One First Union Center
         Detroit, MI 48226-4416                     Charlotte, NC 28202-6025
         (313) 442-6495                             (704) 331-4907

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
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TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
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$2,603,035                                     $521
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(1)      For purposes of calculating the filing fee only. Assumes the exchange of 2,151,268 shares of common stock, no par value per share, of Pierre Foods, Inc. for $1.21 per share.

(2) Calculated in accordance with Exchange Act Rule 0-11, this amount is 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $521
Filing Party:                       Pierre Foods, Inc.
Form or Registration No.:           Preliminary Schedule 14A
Date Filed:                         May 2, 2001

               PIERRE FOODS' BOARD ENDORSES ENHANCED BUYOUT PRICE

         CINCINNATI, OHIO (December 21, 2001) -- Pierre Foods, Inc. (NASDAQ:
FOOD) today announced that its Board of Directors, acting upon a recommendation of a Special Committee of the Board, unanimously agreed to approve and recommend an amended definitive agreement and plan of share exchange with PF Management, Inc., the management group that reportedly owns 63% of the company's outstanding common stock. The amended terms call for

PF Management to purchase, for $2.50 per share, all shares of Pierre Foods common stock owned by unaffiliated investors.

         Pierre Foods initially reached agreement with PF Management in April. The exchange price agreed upon then was $1.21 per share. Then the Special Committee received two competing bids, each of which was ultimately withdrawn. Pierre Foods also engaged in restructuring talks with representatives of its senior noteholders before terminating those negotiations last week. The $2.50 per share exchange price agreed upon yesterday is the highest price per share offered for the company.

         Closing of the transaction is subject to SEC clearance of Pierre Foods' proxy materials, shareholder approval, financing and other conditions typical of a management buyout. The transaction requires a favorable vote by the holders of 75% of the company's 5.78 million outstanding shares. PF Management is entitled to receive payment of a $500,000 fee plus expenses in certain circumstances, including in the event of PF Management's termination of the definitive agreement and plan of share exchange following a Board decision to recommend a competing transaction. Pierre Foods is paying PF Management's expenses incurred to date as required by the amended agreement.

         PF Management is owned by Pierre Foods' Chairman, James C. Richardson, Jr., Vice-Chairman David R. Clark and Director of Special Projects James M. Templeton. Pierre Foods' Chief Executive Officer is food processing industry veteran Norbert E. Woodhams, Jr. William E. Simon & Sons, LLC is advising PF Management on this transaction. The Special Committee and the Board are being advised by Grant Thornton LLP.

         Pierre Foods owns and operates food processing facilities in Cincinnati, Ohio and Claremont, North Carolina. The company is a leading manufacturer of fully cooked branded and private-label protein and bakery products and is believed to be the largest integrated producer of microwaveable sandwiches. The company provides specialty beef, poultry and pork products formed and portioned to meet specific customer requirements. It sells primarily to the foodservice market and serves leading national restaurant chains, a majority of primary and secondary schools, vending, convenience stores and other niche markets.

         Certain statements made in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that may cause actual events and results to differ materially from expected events and results. As detailed in the company's periodic SEC reports, with respect to Pierre Foods these risks and uncertainties include, among others: the company's substantial leverage and insufficient cash flow from operations; restrictions imposed by the company's debt instruments; factors inhibiting a hostile takeover of the company; the stock available for sale and a limited secondary market for the stock; stock price volatility and the absence of dividends; competition; government regulation; general risks of the food industry; adverse changes in food costs and availability of supplies; dependence on key personnel; and potential labor disruption. In addition, the closing of the transaction described in this press release is subject to the conditions stated in the definitive agreement covering the transaction. In view of these considerations, investors should not place undue reliance on the predictive value of the forward-looking statements made in this press release.

         CONTACT: Pamela Witters, Chief Financial Officer, (828) 304-2313

         Pursuant to General Instruction J to Schedule 13E-3, all previously disclosed information is omitted.

                               ITEM 16. EXHIBITS.

(d)(5) Amendment No. 2 to Agreement and Plan of Share Exchange dated December 20, 2001, by and among Pierre Foods, Inc., PF Management, Inc., James
         C. Richardson, Jr. and David R. Clark.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 21, 2001

                                       PIERRE FOODS, INC.


                                       By:  /s/ Pamela M. Witters
                                           Pamela M. Witters
                                           Chief Financial Officer


                                       /s/ James C. Richardson, Jr.
                                           James C. Richardson, Jr.


                                       /s/ David R. Clark
                                           David R. Clark


                                       /s/ David R. Clark
                                           James M. Templeton
                                           By:  David R. Clark, Attorney-in-Fact

                                       PF MANAGEMENT, INC.


                                       By: /s/ David R. Clark
                                           David R. Clark
                                           President